FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY , 2001
                                    --------

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date  January 25, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.




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                                     FORM 27

                             MATERIAL CHANGE REPORT

       SECTION 85(1) OF THE SECURITIES ACT, BRITISH COLUMBIA (THE "BRITISH
                                 COLUMBIA ACT")
        SECTION 118(1) OF THE SECURITIES ACT, ALBERTA (THE "ALBERTA ACT")
   SECTION 80(1) OF THE SECURITIES ACT, SASKATCHEWAN (THE "SASKATCHEWAN ACT")


1.       REPORTING ISSUER

         The full name of the Issuer is HILTON PETROLEUM LTD. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         January 24, 2001

3.       PRESS RELEASE

         The press release was released on January 25, 2001 through various approved public media and filed with the Canadian Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         Closing of convertible debenture financing on January 24, 2001.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         The Company has issued debentures having a face value of US$2,163,000 and CDN$1,500,000. Any shares issued on conversion of the debentures are subject to a four month hold expiring May 25, 2001.

         The Company has paid interest for the first year in common shares for CDN$1,500,000 and US$600,000 face value debentures. The Company has issued 170,588 common shares, subject to a hold period expiring May 25, 2001, for the interest on these debentures, for the first year.

         A portion of this debenture financing was brokered and the Company has also issued 268,750 share purchase warrants exercisable at CDN$1.35 per share for a period of 3 years. Shares issued under the warrants are subject to a hold period expiring May 25, 2001.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT AND SECTION 118(2) OF THE ALBERTA ACT

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       DIRECTOR

         The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         Nick DeMare,
         Director
         Phone:  (604) 685-9316

9.       STATEMENT OF DIRECTOR

         The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 25th day of January, 2001.




                                    /s/NICK DEMARE
                                    ------------------------------------------
                                    Nick DeMare, Director